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Exhibit 12

Mandalay Resort Group
Computation of Ratio of Earnings to Fixed Charges
(amounts in thousands)

	Years Ended January 31,					Nine Months Ended October 31,
	1997	1998	1999	2000	2001	2000	2001
Income before income tax and extraordinary loss	163,863	147,922	140,815	103,116	194,392	186,277	159,980
Minority Interest	—	—	—	292	16,746	14,328	20,442
Equity earnings of less-than-fifty-percent-owned venture not distributed	(1,042)	—	—	—	—	—	—
Fixed charges:
Interest expense	54,681	88,847	95,541	165,670	222,490	161,902	164,352
Proportionate share joint venture interest	15,567	15,551	12,275	11,085	11,293	8,385	7,120
Rentals representing an interest factor (1/3 of operating rental expense)	1,290	1,070	1,151	9,329	14,407	10,776	8,719

Earnings as defined	234,359	253,390	249,782	289,492	459,328	381,668	360,613

Fixed charges (including capitalized items):
Interest expense	54,681	88,847	95,541	165,670	222,490	161,902	164,352
Proportionate share joint venture interest	15,567	15,551	12,275	11,085	11,293	8,385	7,120
Capitalized interest	15,996	22,027	45,518	10,984	1,645	1,537	848
Rentals representing an interest factor	1,290	1,070	1,151	9,329	14,407	10,776	8,719

Fixed charges as defined	87,534	127,495	154,485	197,068	249,835	182,600	181,039

Ratio of earnings to fixed charges	2.68	1.99	1.62	1.47	1.84	2.09	1.99

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Mandalay Resort Group Computation of Ratio of Earnings to Fixed Charges (amounts in thousands)